Proposal:
1. To elect the following Directors, effective July 31, 2003:
	                Votes in
                        Favor of	Votes
                                       Against
1) Michael Bozic	18,723,432	653,637
2) Charles A. Fiumefreddo18,724,432	652,637
3) Edwin J. Garn	18,724,432	652,637
4) Wayne E. Hedien	18,724,932	652,137
5) James F. Higgins	18,724,932	652,137
6) Dr. Manuel H.Johnson 18,724,932	652,137
7) Philip J. Purcell	18,724,932	652,637